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                            August 12, 2021

       Jennifer Buell, Ph.D.
       President, Chief Executive Officer and Director
       MiNK Therapeutics, Inc.
       149 Fifth Avenue
       Suite 500
       New York, NY 10010

                                                        Re: MiNK Therapeutics,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001840229

       Dear Dr. Buell:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.2 to Draft Registration Statement on Form S-1

       Key Features of iNKT Cells
       Naturally Suited for Allogeneic Approaches, page 83

   1. We note your disclosure that "[i]n both clinical and preclinical studies, iNKT cells have been observed not to
cause, but instead to actively suppress, GvHD, lowering the safety risks associated with
other allogeneic immune cells." With reference to your disclosure on page 14, please
revise the disclosure on page 83 to provide context to these observations by
explaining, if true, that no allogeneic iNKT cell therapy has been deemed safe or been approved
by FDA or by any comparable regulatory authority.
 Jennifer Buell, Ph.D.
FirstName  LastNameJennifer   Buell, Ph.D.
MiNK Therapeutics,    Inc.
Comapany
August  12, NameMiNK
            2021         Therapeutics, Inc.
August
Page 2 12, 2021 Page 2
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Zachary Blume